

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 25, 2023

Randall Chesler
President and Chief Executive Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901

Re: Glacier Bancorp, Inc.
       Registration Statement on Form S-4
       Filed September 14, 2023
       File No. 333-274515

Dear Randall Chesler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance